Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OPERATIONS

The following discussion and analysis should be read together with our unaudited consolidated financial statements and the related notes as June 30, 2021, which appear elsewhere in this report.

Cautionary Note Regarding Forward-Looking Statements

The discussion and analysis in this section contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current views with respect to future events and financial results. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind readers that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: (i) inability to realize benefits from acquisitions, (ii) our inability to manage our growth profitably, (iii) intense competition in our industry, (iv) acquisition of businesses disrupting our business and harming our financial condition and operations, (v) the need to obtain additional financing , (vi) our ability to respond promptly and effectively to market changes, (vii) our ability to obtain and maintain contracts with governments, (viii) our dependence on third-party representatives to generate revenues and supply components, (ix) unfavorable global economic conditions, (x) developments affecting international operations and foreign markets, (xi) breaches of network or information technology security, (xii) intellectual property litigation, (xiii) the effects of COVID-19 virus on our business, results of operations and financial condition and (xiiii) such other factors discussed throughout Item 3. D. Risk Factors of our Annual Report on Form 20-F for the year ended December 31, 2020. Any forward-looking statement made by us in this section is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Overview

Founded in 1988, we are a global provider of traditional and digital identity solutions, advanced IoT and connectivity solutions, and cyber security products and solutions, to governments and private and public organizations throughout the world.

We are comprised of three main Strategic Business Units(SBU) : e-Gov, IoT and Connectivity (or “IoT”), and Cyber Security segments:

e-Gov

Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens, visitors and Lands

We have focused on expanding our activities in the traditional identification, or ID, and electronic identification, or e-Gov, market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia, America and Africa using our e-Government platforms. Our activities include: (i) utilizing paper secured by different levels of security patterns (UV, holograms, etc.); and (ii) electronic identification secured by biometric data, principally in connection with the issuance of national Multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas, Secure Land Certificated) border control applications and Land Information System(LIS) .

On December 26, 2013, we acquired the SmartID division of On Track Innovations Ltd., or OTI, including all contracts, software, other related technologies and intellectual property, or IP, assets. The SmartID division has a strong international presence, with a broad range of competitive and well-known e-Gov solutions and technology. The acquisition significantly expanded the breadth of our e-Gov capabilities globally, while providing us with outstanding market and technological experts, together with leading ID software platforms and technologies.

IoT and Connectivity

IoT

Our IoT products and solutions reliably identify, track and monitor people or objects in real time, enabling our customers to detect unauthorized movement of people, vehicles and other monitored objects. We provide all-in-one field-proven IoT suite, accompanied with services specifically tailored to meet the requirements of an IoT solutions.  Our proprietary IoT suite of hybrid hardware, connectivity and software components are the foundation of these solutions and services. Our IOT division has primarily focused on growing the following markets: (i) public safety; (ii) healthcare and homecare; (iii) Smart Cities (iv) Smart Campus and (iv) transportation.

During 2006, we identified the growing electronic tracking and monitoring vertical markets for public safety, real time healthcare and homecare, and transportation management. We have developed the PureRF Hybrid suit of wrist devices, connectivity, and controlling software, from 2012 we have developed the next generation IoT suite of devices, connectivity and Monitoring software; the PureSecurity Hybrid Suite of wrist band, tags, beacons, PureCom, Pure Monitors, PureTrack and other components.

On January 1, 2016 we acquired Leaders in Community Alternatives, Inc., or LCA. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 25 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

Connectivity

In 2016, as part of our strategy to enhance and broaden our IoT connectivity products and solutions offerings for public safety, enterprises, hospitality and smart cities markets, on May 18, 2016, we acquired Alvarion Technologies Ltd., or Alvarion. Alvarion designs solutions for carrier wi-fi, enterprise connectivity, smart city, smart hospitality, connected campuses and connected events that are both complete and heterogeneous to ensure ease-of-use and optimize operational efficiency. Carriers, local governments and hospitality sectors worldwide deploy Alvarion’s intelligent wi-fi networks to enhance productivity and performance, as well as its legacy backhaul services and products.

Cyber Security

During 2015, we identified the cyber security market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our e-Gov, IoT and connectivity SBUs. In 2015, we acquired Prevision Ltd., or Prevision, a company with a strong presence in the market and a broad range of competitive and well-known cyber security services. During the first quarter of 2016, we acquired Safend Ltd, or Safend, an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels.

Both acquisitions significantly expanded the breadth of our cyber security capabilities globally, while providing us with outstanding market and technological experts and over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe, together with leading data and cyber security platforms and technologies.

General

Our consolidated financial statements appearing in this report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830, “Foreign Currency Translation.” The majority of our sales are made outside Israel in U.S. dollars. In addition, substantial portions of our costs are incurred in U.S. dollars. Since the U.S. dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the U.S. dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Results of Operations

Revenues

Our revenues for the six months ended June 30, 2021, decreased by $0.67 million or 9.87%, to $6.1 million compared to $6.8 million for the six-month period ended June 30, 2020.  The decrease in our revenues in the first half of 2021 was attributable mainly to a decrease in revenue from our e-Gov segment and from material effect of the Covid-19 pandemic on the Company’s operations.

Cost of Sales

Our cost of sales increased in the first six months of 2021 to $2.7 million from $2.6 million in the first six months of 2020, a increase of 3.7%. This decrease was primarily from the material effect of the Covid-19 pandemic on the Company operation

Gross Profit

Our gross profit margin decreased to 56.4% in the first half of 2021 compared to 62.1% in the first half of 2020, attributable mainly to a decrease in our revenue and from the material effect of the Covid-19 pandemic on the Company’s operations.

Expenses

Our operating expenses increased in the first six months of 2021 to $3.8 million, or by 9.9%, from $3.5 million in the first six months of 2020. This increase in operating expenses in the first half of 2021 was primarily due to (i) an increase of $0.3 million in research and development expenses, (ii) a decrease of $0.2 million in sales and marketing expenses and (iii) an increase of $0.4 million in general and administration expenses.

Financial Expenses, net

Our financial expenses increased in the first six months of 2021 to $1.9 million, or by 68.2%, from $1.1 million in the first six months of 2020. The increase in financial expenses was due to (i) changes in the exchange rate of the NIS against the U.S. dollar in 2021 compared to 2020, (ii) interest and financing fees on notes and a credit facility, and (iii) bank fees related to guarantees issued to our customers.

Income Tax Benefit

We recorded an income tax benefit in the amount of $5 thousand during the first half of year 2021, compared to an income tax benefit in the amount of $0 thousands during the first half of year 2020.

Net Loss

As a result of the changes in our operational expenses, financial income (expenses) and the income tax benefit that we recorded in the first half of 2021, as described above, our net loss in first half of 2021 was $2.3 million compared to a net loss of $376 thousands in the first half of 2020.

Cash Flows

As of June 30, 2021, we had approximately $10.9 million in cash and cash equivalents, and our working capital was approximately $24.5 million compared to approximately $3.9 million in cash and cash equivalents and working capital of $5.3 million as of December 31, 2020.

The increase of $6.9 million in our cash and cash equivalents for the six months ended June 30, 2021, is primarily attributed to an increase of $ 11.9 million net cash provided by financing activities partially offset by; (i) an increase of $ 0.8 million net cash used in investing activities and (ii) an increase of $ 4.2 million net cash used in operating activities

Net cash used in investing activities during the first six months of 2021 was approximately $0.8 million mainly due to $0.4 million used for capitalization of software development costs and an increase of $0.5 million used for Purchase of property and equipment.

Net cash provided by financing activities during the first six months of 2021 was approximately $12 million mainly due to a net proceed of: (i) $8.3 million through the issuance of multiple subordinates notes and (ii) $5 million through the exercise of options, warrants and debt conversion.

Liquidity and Capital Resources

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past 3 years. As of and for the six months ended June 30, 2021, the Company had an accumulated deficit of $87,598, and net cash used in operating activities of $4,188, compared to $1,596 for the six months ended June 30, 2020.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of June 30, 2021, the Company had cash, cash equivalent and restricted cash of $10,881 and positive working capital of $24,510. Additionally, the Company secured financing of $20,000 in 2018, of which, $6,000 remains available to the Company to draw during the 12 months following the balance sheet date, under certain conditions. Throughout 2021, the Company also secured through the issuance of multiple subordinates notes, aggregate gross proceeds of $12,000. To date, the Company has used the proceeds from the secured financing, subordinated debt, and private placement (i) to satisfy certain indebtedness, (ii) for general corporate purposes and (iii) working capital needs for multiple new government customer contracts with significant positive cash flow.

The Company believes that based on the above-mentioned available cash, secured financings, management’s plans, and expected cash streams from the Company’s current contracts with customers worldwide, it will be able to fund its operations for at least the next 12 months.